

Mail Stop 4628

September 13, 2017

Mr. John P. Rielly
Senior Vice President and Chief Financial Officer
Hess Corporation
1185 Avenue of the Americas
New York, NY 10036

> **Re:** **Hess Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2016**
> **Filed February 23, 2017**
> **File No. 001-01204**

Dear Mr. Rielly:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2016

Financial Statements, page 46

Statement of Consolidated Income, page 51

1.   We note your disclosure indicating that your cost of products sold measure excludes amounts that are reported separately on your statement of consolidated income. Please describe for us any common characteristics of the costs that you report as cost of product sold as opposed to the excluded items and explain your rationale in making a distinction between these categories of cost. Tell us the extent to which the costs that you report separately are attributable to cost of products sold, or are inventoriable based on the guidance in FASB ASC 330-10-30-1 through 8, and explain why you would not include such costs to comply with Rule 5-03.2(a) of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Cannarella, Staff Accountant, at (202) 551- 3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources